Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-102526

                        BIOPHAN TECHNOLOGIES, INC.

                       Prospectus Supplement No. 3
                   (To Prospectus Dated July 11, 2003)

You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

On August 4, 2003, we issued a draw down notice to Spectrum Advisors, Ltd. in connection with the restated stock purchase agreement dated as of November 22, 2002, evidencing an equity draw down facility between us and Spectrum. This notice offered to sell up to $37,500 or 30% of the trading volume of our common stock to Spectrum based on the formula in the stock purchase agreement, during the three trading day period beginning on August 5, 2003 and ending on August 7, 2003. Pursuant to this formula, Spectrum purchased a total of 220,528 shares of our common stock at an average purchase price of $.17 per share. These purchases resulted in aggregate proceeds of $37,500 being paid and released from escrow to us by Spectrum. In connection with this transaction, Carolina Financial Services, LLC was paid a fee of $3,750.

The attached prospectus relates to the resale of shares acquired by Spectrum pursuant to the restated stock purchase agreement. Because Spectrum may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

We expect to use the proceeds of this sale of common stock for working capital and for other general corporate purposes, including research and product development.


         The date of this prospectus supplement is August 11, 2003.